Exhibit (a)(1)(B)
Interoffice Memorandum

To:	Distribution

From:	Walt Rakowich

Date:	June 10, 2010

Re:	One-Time Share Option Exchange Program
IMPORTANT NEWS — PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THE SHARE OPTION EXCHANGE PROGRAM YOU MUST TAKE ACTION BY 6:00 A.M., U.S. MOUNTAIN TIME, ON JULY 9, 2010.
I am pleased to provide details of the previously announced Share Option Exchange Program (the “Offer”). As you may be eligible to participate, I encourage you to carefully read this email, the “Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash” and the election form, together with its instructions, that explain the terms and conditions of the Offer and are attached to this email (collectively, the “Offer Documents”). The Offer Documents also are available (1) on the ProLogis Offer website referred to below, (2) from the ProLogis filings on the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov, (3) on the LTIP page of The HUB (ProLogis’ Intranet website) or (4) by emailing stockplan@prologis.com. These materials will help you to understand the risks and benefits of the offer and its terms and conditions.
EMPLOYEE PRESENTATION REGARDING THE OFFER
In addition, to help explain the Offer and to answer any questions you may have, a series of employee meetings will be held next week. These meetings will be conducted live in Denver and via conference calls and webcasts for participants outside of Denver. Additional information on the dates and times, as well as the instructions for accessing the meeting via telephone and the internet, is being sent today in an email from Stock Plan Administration.
OFFER INFORMATION & WEBSITE
Please take the time to educate yourself about the Offer by reviewing the Offer Documents. If you choose to participate, you can elect to do so via the ProLogis Offer website at https://prologis.equitybenefits.com or via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5761 (eligible participants located in either France or Poland may submit their elections only via facsimile). To log onto the website, [LOG IN INSTRUCTIONS]. You will be required to reset your password during your initial login.

ELIGIBILITY
All employees who hold share options to purchase ProLogis common shares with an exercise price greater than $15.04 per share (that remain outstanding through the expiration of the Offer) and who are continuously employed by ProLogis throughout the Offer period are eligible. Our named executive officers and our trustees are excluded.
EXCHANGE DETAILS
Exchange Ratios: Share options may be exchanged for a lesser number of new restricted share units (“RSUs”) based on exchange ratios to be determined at the end of the Offer period. Preliminary exchange ratios are provided in the table below (RSUs rounded down to the nearest whole RSU on a grant-by-grant basis).

	Preliminary	New RSUs*
Exercise Price	Exchange Ratio*	(Example based on preliminary exchange ratios)
$21.75 (granted Dec. 2000) **	781.7	1,000 Share Options exchanged for 0 New RSUs
$24.25 (granted Sept. 2000) **	15,732.2	1,000 Share Options exchanged for 1 New RSUs
$20.68	7.0	1,000 Share Options exchanged for 142 New RSUs
$22.02	3.7	1,000 Share Options exchanged for 270 New RSUs
$24.76	2.4	1,000 Share Options exchanged for 416 New RSUs
$29.41 to $31.27	2.8	1,000 Share Options exchanged for 357 New RSUs
$34.08 to $34.93	3.0	1,000 Share Options exchanged for 333 New RSUs
$40.87 to $43.57	3.5	1,000 Share Options exchanged for 285 New RSUs
$45.46	3.6	1,000 Share Options exchanged for 277 New RSUs
$54.51	4.0	1,000 Share Options exchanged for 250 New RSUs
$59.92	4.3	1,000 Share Options exchanged for 232 New RSUs
$60.60	4.5	1,000 Share Options exchanged for 222 New RSUs
$61.75	3.8	1,000 Share Options exchanged for 263 New RSUs
$64.82	4.4	1,000 Share Options exchanged for 227 New RSUs

*	Share Options Divided by Exchange Ratio = New RSUs

**	Please see Question and Answer Number 6 in the Offer Documents for additional information on the eligible options granted in 2000 and the calculation of the applicable exchange ratios.
This Offer is not a one-for-one exchange of your eligible options for RSUs. Eligible options that are tendered by eligible employees, other than eligible employees subject to tax in Canada, and that are cancelled pursuant to the Offer will be exchanged on a grant-by-grant basis for a lesser number of RSUs. Due to local tax requirements, eligible options that are tendered by eligible employees subject to tax in Canada and that are cancelled pursuant to the Offer will be exchanged for a cash payment based on the number of common shares underlying the grant of exchanged options and an exchange ratio.
The final exchange ratios will be determined by dividing the closing sales price of our common shares on the New York Stock Exchange as of the last trading day immediately prior to the offer expiration date, by the lowest fair value of an eligible option in the applicable tier (as such tiers are set forth in the table above). For this purpose, the applicable tier is the tier that contains the per share exercise price of your eligible option. The fair values of the options are determined based on the Black-Scholes option pricing model. The Black-Scholes value of the eligible options will be calculated as of the last trading day of our common shares on the New York Stock Exchange immediately prior to the expiration date of the Offer using the closing sales price of our common shares on such date (currently expected to be July 8, 2010). Therefore, the Black-Scholes value of the eligible options, and accordingly, the exchange ratio applicable to each of your eligible option grants, will not be known until the day immediately prior to the expiration date.

For eligible employees other than those subject to tax in Canada, the number of RSUs that will be granted will be determined as (a) the number of common shares underlying the grant of exchanged options, divided by (b) the applicable exchange ratio, with any fractional shares rounded down to the nearest whole RSU, on a grant-by-grant basis.
For eligible employees subject to tax in Canada, the amount of cash that will be paid will be determined as (a) the number of common shares underlying the grant of exchanged options, divided by (b) the applicable exchange ratio, multiplied by (c) the closing sales price of our common shares on the New York Stock Exchange as of the last trading day immediately prior to the expiration date, rounded to the nearest whole cent.
To ensure that you will have the information you need to make an informed decision based on the number of RSUs that could be granted, or cash payment that could be made, (as applicable) for your exchanged options, we will post on the Offer website and email you the closing sales price of our common shares for the last trading day prior to the expiration date of the Offer and the final exchange ratios that will apply to the eligible options in each of the tiers in the table above. We will also deliver to you (by email or other method) a notification of these terms and such terms will be made available on the Offer website at https://prologis.equitybenefits.com. Currently, the expiration date of the Offer is expected to be 6:00 a.m., U.S. Mountain Time, on July 9, 2010. Accordingly, the closing sales price of our common shares and the exchange ratios currently are expected to be posted on the Offer website and emailed to you after the close of the trading day on July 8, 2010. If the expiration date is extended, then the date on which the exchange ratios are determined and the applicable closing sales price of our common shares similarly will be extended.
Please also refer to the grant information available via the Offer website that lists your eligible option grants, the grant date of each of your eligible option grants, the per share exercise price of each of your eligible option grants, the number of common shares subject to each of your eligible option grants and the number of vested options for each of your eligible option grants.
Each RSU will represent the right to receive one common share on a specified future date if the RSU vests according to the new vesting schedule, subject generally to your continued employment through each relevant vesting date. None of the RSUs will be vested on the grant date, unless necessary or most practical under non-U.S. law, as described in the Offer Documents. RSUs granted in exchange for fully vested share options will have a two-year vesting period, subject generally to continued employment (50% of the RSUs will vest on the first anniversary of the new RSU grant date and the remaining 50% will vest on the second anniversary of the new RSU grant date). RSUs granted in exchange for unvested share options will vest two years after the original vesting date of the corresponding share option exchanged, subject generally to continued employment, (50% of the RSUs will vest one year after the originally scheduled vesting date of the corresponding unvested share option and the remaining 50% will vest two years after the originally scheduled vesting date of the corresponding unvested share option). The vesting schedule is explained in more detail in the Offer Documents.

TIMING
•	The Offer period begins today, June 10, 2010, and will end at 6:00 a.m., U.S. Mountain Time, on July 9, 2010, unless ProLogis extends the Offer period to a later date.

•	Eligible employees who wish to participate in the Offer must elect to participate during this time period via the Offer website at https://prologis.equitybenefits.com or via facsimile to Kristi Oberson, Stock Plan Administration at (303) 567-5671 (participants in France and Poland may submit their election only via facsimile). We will not accept any elections after 6:00 a.m., U.S. Mountain Time, on July 9, 2010, unless we extend the Offer.

•	Based on our expected timeline, the share options that are exchanged will be cancelled and the new RSUs will be granted promptly after the expiration of the Offer, which is expected to be on July 9, 2010.
HOW TO LEARN MORE
The Offer period begins today. There are many things to consider when deciding whether or not to participate in the Offer. You are encouraged to carefully read the Offer Documents before deciding whether or not to participate in the Offer. Please review the Offer website for more information and instructions on how to elect to participate in the Offer, change a prior election and withdraw your election before the Offer expires. In addition, you are encouraged to attend one of the employee meetings described above.
ProLogis makes no recommendation as to whether you should participate in the Offer. You must make your own decision on whether or not you want to participate. You are encouraged to consult with your financial, legal and/or tax advisors, as necessary, before deciding whether or not to participate in the Offer.
If you have any questions about the Offer, please contact Stock Plan Administration at (303) 567-5277 or (915) 298-6650 or by email to stockplan@prologis.com.
Walt
Attachments:
Offer to Exchange Certain Outstanding Share Options for Restricted Share Units or Cash
Election Form, together with its instructions